EXHIBIT 99.5

CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
350 Jericho Turnpike, Suite 206
Jericho, New York 11753
(513) 587-3400

May 19, 2011

The invoice for the premium due on the fidelity bond, covering the period March 23, 2011 to March 23, 2012 for Cornerstone Total Return Fund, Inc., Cornerstone Strategic Value Fund, Inc., and Cornerstone Progressive Return Fund has been paid in full.

/s/ Frank J. Maresca
Frank J. Maresca
Treasurer